Exhibit 99.3

March 19, 2025

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.

COMISION NACIONAL BANCARIA Y DE VALORES

NEW YORK STOCK EXCHANGE

The undersigned, ALEJANDRO PUCHEU ROMERO, in my capacity as secretary of the company Corporación Inmobiliaria Vesta, S.A.B. of C.V. (the “Company”), I certify that the minutes of the Ordinary General Shareholders Meeting of the Company dated March 19TH, 2025, which is attached hereto in 12 (twelve) pages written only on the front, is a faithful and exact copy of its original.

I certify for the legal purposes that may apply.

Regards,

/s/
Lic. Alejandro Pucheu Romero
Secretary of the Board of Directors